
13000151

NO ACT

PE
1-9-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2013

Victoria R. Westerhaus
Stinson Morrison Hecker LLP
vwesterhaus@stinson.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-04-2013

Re: Great Plains Energy Incorporated
Incoming letter dated January 9, 2013

Dear Ms. Westerhaus:

This is in response to your letters dated January 9, 2013 and January 15, 2013 concerning the shareholder proposal submitted to Great Plains Energy by the Sierra Club. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Harry Alper
Sierra Club, Missouri Chapter
harry.alper@sierraclub.org

February 4, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter dated January 9, 2013

The proposal requests a report.

There appears to be some basis for your view that Great Plains Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Great Plains Energy's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Plains Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Great Plains Energy relies.

We note that Great Plains Energy did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Victoria R. Westerhaus
816.691.2427 DIRECT
816.412.9363 DIRECT FAX
vwesterhaus@stinson.com

January 15, 2013

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F. Street, N.E.
Washington D.C., 20549
Via email: shareholderproposals@sec.gov

Re: Stockholder Proposal of Sierra Club Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Great Plains Energy Incorporated, a Missouri corporation (the "**Company**"), and in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are filing this supplemental letter with respect to the shareholder proposal and supporting statement submitted by Harry Alper on behalf of the Sierra Club (the "**Proponent**"), on November 21, 2012 (the "**Proposal**") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "**2013 Proxy Materials**"). This letter supplements the letter to the Staff of the Division of Corporation Finance (the "**Staff**") delivered on behalf of the Company by Victoria R. Westerhaus of Stinson Morrison Hecker LLP dated January 9, 2013, relating to the Proposal (the "**Request Letter,**" which is attached hereto).

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j). Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company intends to file its definitive 2013 proxy materials no later than March 28, 2013 in order to comply with the applicable provisions of Rule 14a-16 governing "e-proxy" notice and access delivery. We realize that, pursuant to Rule 14a-8(j), the Request Letter should have been filed with the Commission no later than January 8, 2013. The Company has considered the option of physically mailing the full set of proxy materials on March 29, 2013, in which case its January 9 filing of the Request Letter would have been timely, but believes that both the significant additional expense and the other benefits of e-proxies make this undesirable. We note that the Staff has articulated numerous policy benefits for notice and access delivery as opposed to physical mailing, including that the Internet availability of proxy materials enhances "the ability of investors to make informed voting decisions," "lower[s] the costs of proxy solicitations"[1] and "help[s] the environment."[2] Moreover, the Proponent has not been disadvantaged by the one-day delay in our filing of the Request Letter. As noted in the Request Letter, the Company has engaged in a series of correspondence, beginning December 4, 2012, with the Proponent regarding the deficiencies of the Proposal in meeting the eligibility requirements of Rule 14a-8(b)(1). The Company has acted in good faith in giving the Proponent the time required by Rule 14a-8 to amend the deficiencies. Accordingly, we respectfully request that the Staff waive the 80-day requirement with respect to the Request Letter.

Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to *shareholderproposals@sec.gov*. Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent. We have been advised by the Company as to the factual matters set forth herein. Please call the undersigned if you should have any questions or need additional information or as soon as a Staff response is available.

Sincerely,

Stinson Morrison Hecker LLP



Victoria R. Westerhaus

VRW:pm
Attachment

cc w/ att: Harry Alper, Organizer, Sierra Club, Missouri Chapter

Jaileah X. Huddleston, Assistant Secretary and Corporate Counsel
Securities and Finance, Great Plains Energy Incorporated

---

[1] SEC Release No. 34-56135, adopted July 26, 2007.

[2] SEC Spotlight on Proxy Matters — "E-Proxy" or "Notice and Access", available at http://www.sec.gov/spotlight/proxymatters/e-proxy.shtml.



STINSON MORRISON HECKER LLP

Victoria R. Westerhaus
816.691.2427 DIRECT
816.412.9363 DIRECT FAX
vwesterhaus@stinson.com

January 9, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated
Shareholder Proposal of Sierra Club
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Great Plains Energy Incorporated, a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal (the "Proposal") submitted by Harry Alper on behalf of the Sierra Club (the "Proponent"), on November 21, 2012, for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

As discussed more fully below, we have advised the Company that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to demonstrate eligibility to submit a proposal; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business.

THE PROPOSAL

The following is the text of the Proposal as submitted by the Proponent:

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electronic power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

> In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.
>
> In 2012 Ceres issued a report identifying efficiency as the least cost and last risk energy resource.
>
> Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.
>
> RESOLVED:
>
> Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.

A copy of the Proposal is attached to this letter as Exhibit A.

ANALYSIS

1. The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f)(1) Because the Proponent Failed to Demonstrate Eligibility to Submit a Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See Section C.1.c, Staff Legal Bulletin No. 14* (July 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB 14F").

The Company received the Proposal by overnight courier on November 21, 2012. The Proponent did not include verification of its stock ownership with its submission, but stated in the cover letter, "Our broker will deliver proof of share ownership in the next few days, and we will forward it to you by mail when it arrives." The Company also reviewed its stock records, which do not indicate that the Proponent is a record holder of Company shares.

By separate letter dated December 1, 2012 and sent by certified mail, the Proponent subsequently delivered a letter from Charles Schwab dated November 21, 2012 (the "First Schwab Letter," attached hereto as Exhibit B), which confirmed certain transactions in the Company's stock but did not specifically state that the securities had been held continuously for one year and also did not state that the Sierra Club was the beneficial owner of the shares referenced in the First Schwab Letter. Accordingly, by letter dated December 4, 2012 (the "Deficiency Notice), the Company notified the Proponent, within 14 days of the date the Company received the Proposal, of the eligibility requirements of Rule 14a-8(b), including the requirement that the Proponent provide a written statement from the record holder of the Company's shares pursuant to the guidance set forth in SLB 14F, and of the required time frame during which the Proponent must provide a response to the Deficiency Notice. The Deficiency Notice was delivered to the Proponent via overnight courier and electronic mail on December 5, 2012. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit C.

The Proponent contacted Company counsel by electronic mail on December 17, 2012, acknowledging receipt of Company counsel's December 5, 2012, message forwarding a copy of the Deficiency Notice to Proponent by electronic mail (in addition to the Company letter sent by overnight courier to the Proponent). Proponent attached a copy of the First Schwab Letter and asked whether it met the proof of ownership requirements of the Commission. A copy of the December 17, 2012, message from Proponent is attached as Exhibit D.

Company counsel promptly responded to Proponent on the afternoon of December 17, 2012, attaching a copy of the Deficiency Notice and including in the body of the electronic mail message an excerpt from the Deficiency Notice outlining the deficiencies of the First Schwab Letter and showing the Staff's recommended format for verification of ownership under SLB 14F (see Exhibit E attached hereto).

On December 19, 2012, the Proponent sent to Company counsel, by electronic mail, a second letter from Charles Schwab dated December 18, 2012 (the "Second Schwab Letter," attached hereto as Exhibit F), which confirmed that the securities had been held continually since their dates of purchase; however, the Second Schwab Letter again failed to state that the Sierra Club was the beneficial owner of the shares. The Second Schwab Letter was addressed to Louis Barnes, Hamilton Leong and Deborah Sorondo, rather than the Sierra Club. The Company and its counsel called Proponent using the cell phone and office numbers listed in the transmittal letter for the Proposal and electronic mail correspondence and left messages for Proponent explaining that the Second Schwab Letter was also deficient because it did not name Sierra Club as the beneficial owner of the shares. Company counsel also sent an electronic mail message to the Proponent on December 19, 2012, regarding the deficiency (see Exhibit G attached hereto).

The Company has not received any further response to the Deficiency Notice. Thus, the Proponent has failed to demonstrate its ability to submit the Proposal because neither the First Schwab Letter nor the Second Schwab Letter verified, as the Company explicitly requested and as Rule 14a-8(b) requires, that the Proponent was the beneficial owner of the shares.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1). *See, e.g., Amazon.com, Inc.* (avail. Mar. 29, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Amazon.com's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Union Pacific Corp. (avail. Jan. 29, 2010); Time Warner Inc. (avail. Feb. 19, 2009); Alcoa Inc. (avail. Feb. 18, 2009); Qwest Communications International, Inc. (avail. Feb. 28, 2008); Occidental Petroleum Corp. (avail. Nov. 21, 2007); General Motors Corp. (avail. Apr. 5, 2007); Yahoo! Inc. (avail. Mar. 29, 2007); CSK Auto Corp. (avail. Jan. 29, 2007); Motorola, Inc. (avail. Jan. 10, 2005); Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Pfizer Inc. (avail. Jan. 16, 2004); Cap Rock Energy Corp. (avail. Aug. 4, 2003).

Because the deadline for responding to the Deficiency Notice has passed, any additional response submitted at this point would be untimely. Therefore, the Company believes that it may omit the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

2. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." In *Staff Legal Bulletin No. 14E* ("SLB 14E"), the Staff set forth the framework it would use to evaluate proposals like the one submitted by the Proponent requesting that the Company evaluate and report on actions the Company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The Staff stated that for proposals related to risk assessment, it would "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company," and in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). The Staff analyzes proposals asking for the preparation of a report pursuant to this same framework. The Staff further stated in SLB 14E that in cases in which a proposal's underlying subject matter transcends the day-to-day business matters of a company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. The Company believes that the Proposal is not sufficiently focused on a significant policy issue to preclude omission under Rule 14a-8(i)(7).

Exclusion of the Proposal from the 2013 Proxy Materials is consistent with the policies supporting the ordinary business exclusion. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has consistently taken the position that proposals such as this, which seek an evaluation of risks or liabilities that a company faces with respect to ordinary business operations, are excludable under Rule 14a-8(i)(7). See, e.g., Sempra Energy (Jan. 12, 2012) (granting relief where the proposal sought a report on independent oversight of certain risks and an annual report to shareholders based on the independent review); The Boeing Company (Feb. 8, 2012) (permitting exclusion of proposal requesting that the board annually prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to tax laws and policies that pose risk to shareholder value); Home Depot, Inc. (Mar. 2, 2011) (granting relief where the proposal sought a report on risks related to decisions concerning the company's tax expenses and sources of financing); Great Plains Energy Incorporated (February 16, 2006) (granting relief where the proposal sought a report on the financial impact of a hypothetical tax related to carbon dioxide emissions); The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion); Pepco Holdings, Inc. (Feb. 18, 2011) (granting relief to an energy company where the proposal concerned the sale of particular types of solar energy products and services).

Because the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, we believe the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-2427 or vwesterhaus@stinson.com.

Sincerely,



Victoria R. Westerhaus

Enclosures

cc: Harry Alper, Organizer, Sierra Club, Missouri Chapter
Jaileah X. Huddleston, Assistant Secretary and Corporate Counsel Securities and Finance, Great Plains Energy Incorporated

Exhibit A


SIERRA
CLUB
FOUNDED 1892

November 20, 2012

To Whom It May Concern:

This letter serves as authorization for Harry Alper, Sierra Club Organizer, to represent the Sierra Club at Great Plains Energy's Annual Meeting of Shareholders on May 7, 2013. Mr. Alper is also authorized to introduce a shareholder resolution with Great Plains Energy on behalf of the Sierra Club, and he is authorized to vote the Sierra Club's proxy for the 240 shares of Great Plains Energy stock held by the Sierra Club.

If there are any questions, I can be reached at 415-977-5672.

Sincerely,



Louis Barnes
Assistant Treasurer and Chief Financial Executive, Sierra Club

85 Second Street, Second Floor San Francisco, CA 94105-3459 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierraclub.org

November 20, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

We are increasingly concerned about the Company's slow adoption of low cost and low risk efficiency resources, with the consequent adoption of higher risk resources that place the Company's operations and profitability at risk. Missouri ranks 43rd among states nationally in energy efficiency, and Ameren and KCP&L GMO have recently created MEEIA programs. Given this timely and important issue, we are filing a shareholder resolution with Great Plains Energy Incorporated.

We are authorized to file the enclosed resolution with Great Plains Energy Incorporated for inclusion in The Great Plains Energy Incorporated 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of the filer will attend the stockholder meeting to move the resolution as required.

Sierra Club has held at least $2,000 worth of Great Plains Energy Incorporated stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Our broker will deliver proof of share ownerhip in the next few days, and we will forward it to you by mail when it arrives.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

Expanding Energy Efficiency

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.

In 2012 Ceres issued a report identifying efficiency as the least cost and least risk energy resource.

Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.


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Great Plains Energy
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EP13F

A-4

Exhibit B

Dec 1, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

Enclosed is proof of ownership of at least $2,000 worth of Great Plains Energy Incorporated stock held continuously for over a year. We will hold the shares through the date of the 2013 stockholder meeting.

It is our intention in the resolution we have filed to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

charles SCHWAB

November 21, 2012

Account: ***FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918 Ext 34358

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Barnes,,

This letter is to confirm account transactions for Great Plains Energy Inc, Cusip 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.05
07/06/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18
02/27/12 Buy 74 shares of Great Plains Energy Inc for $1,544.45

As of the date of this letter, you still own all 240 shares.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 Ext 34358.

Sincerely,



Shannon Charlesworth
Service Operations & Support
PO Box 52114
Phoenix, AZ 85072

Missouri Sierra Club
7164 Manchester Ave
Maplewood MO 63143


7012 0470 0001 4595 6544
CERTIFIED MAIL
7012 0470 0001 4595 6544


neopost
12/01/2012
US POSTAGE
$03.40
ZIP 63503
041L10206695

Great Plains Energy
Attn: Mr. Terry Bassham
RE: Shareholder Resolution
PO Box 418679
Kansas City, MO 64141

64141967979

Exhibit C



December 4, 2012

OVERNIGHT – VIA FEDERAL EXPRESS

The Sierra Club, Missouri Chapter
c/o Mr. Harry Alper
7164 Manchester Avenue
Maplewood, MO 63143

Re: Shareholder Proposal Received November 21, 2012

Mr. Alper:

Great Plains Energy Incorporated (the "Company") acknowledges receipt of your letter dated November 20, 2012, submitting, on behalf of The Sierra Club, Missouri Chapter ("Sierra Club"), a proposal for inclusion in the proxy statement for the annual meeting of the Company's shareholders to be held in 2013. Your proposal requests that the Company prepare a report concerning actions the Company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. A copy of your letter is attached hereto as Exhibit A.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

The Sierra Club has not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that the Sierra Club is a registered holder of Company securities entitled to vote on the proposal. We were also unable to verify whether the Sierra Club's holdings meet the requirements set forth in Rule 14a-8(b)(1) because you have not provided proof that it has continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date you submitted the Submission.

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest. If you do not transmit your response and cure the procedural defect noted above within the Response Period, the Company intends to seek a no-action letter from the SEC under Rule 14a-8(j) to exclude the proposal in your Submission from the Company's proxy materials.

Sincerely,



Ellen E. Fairchild
Vice President, Chief Compliance Officer, and
Corporate Secretary

EXHIBIT A

November 20, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

We are increasingly concerned about the Company's slow adoption of low cost and low risk efficiency resources, with the consequent adoption of higher risk resources that place the Company's operations and profitability at risk. Missouri ranks 43rd among states nationally in energy efficiency, and Ameren and KCP&L GMO have recently created MEEIA programs. Given this timely and important issue, we are filing a shareholder resolution with Great Plains Energy Incorporated.

We are authorized to file the enclosed resolution with Great Plains Energy Incorporated for inclusion in The Great Plains Energy Incorporated 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of the filer will attend the stockholder meeting to move the resolution as required.

Sierra Club has held at least $2,000 worth of Great Plains Energy Incorporated stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Our broker will deliver proof of share ownerhip in the next few days, and we will forward it to you by mail when it arrives.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

Expanding Energy Efficiency

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.

In 2012 Ceres issued a report identifying efficiency as the least cost and least risk energy resource.

Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.


SIERRA
CLUB
FOUNDED 1892

November 20, 2012

To Whom It May Concern:

This letter serves as authorization for Harry Alper, Sierra Club Organizer, to represent the Sierra Club at Great Plains Energy's Annual Meeting of Shareholders on May 7, 2013. Mr. Alper is also authorized to introduce a shareholder resolution with Great Plains Energy on behalf of the Sierra Club, and he is authorized to vote the Sierra Club's proxy for the 240 shares of Great Plains Energy stock held by the Sierra Club.

If there are any questions, I can be reached at 415-977-5672.

Sincerely,

Louis Barnes
Assistant Treasurer and Chief Financial Executive, Sierra Club

85 Second Street, Second Floor San Francisco, CA 94105-3459 TEL: (415) 977-5500 FAX: (415) 977-5799 www.sierraclub.org

Exhibit D

Westerhaus, Victoria

From:	Harry Alper [harry.alper@sierraclub.org]
Sent:	Monday, December 17, 2012 12:09 PM
To:	Westerhaus, Victoria
Subject:	Re: FW: Shareholder Proposal Deficiency Letter
Attachments:	KCPL Proof of Ownership Letter.docx; KCPL Proof of Ownership.PDF

Hi Ms. Westcrhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of owncrship meets thc rcquirements as sct forth by the Securities and Exchange Commission.

All the best,
Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:
Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116

(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

Dec 1, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

Enclosed is proof of ownership of at least $2,000 worth of Great Plains Energy Incorporated stock held continuously for over a year. We will hold the shares through the date of the 2013 stockholder meeting.

It is our intention in the resolution we have filed to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,

____

Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

charles SCHWAB

November 21, 2012

Account *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918 Ext 34358

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Barnes,,

This letter is to confirm account transactions for Great Plains Energy Inc, Cusip 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.05
07/08/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18
02/27/12 Buy 74 shares of Great Plains Energy Inc for $1,544.45

As of the date of this letter, you still own all 240 shares.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 Ext 34358.

Sincerely,



Shannon Charlesworth
Service Operations & Support
PO Box 52114
Phoenix, Az 85072

Exhibit E

Westerhaus, Victoria

From: Westerhaus, Victoria
Sent: Monday, December 17, 2012 3:19 PM
To: 'Harry Alper'
Cc: 'Huddleston Leah'
Subject: RE: FW: Shareholder Proposal Deficiency Letter
Attachments: SKMBT_36312120416520.pdf.pdf.pdf

Mr. Alper,
As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,
Vicki Westerhaus

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:
Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

Exhibit F

Westerhaus, Victoria

From:	Harry Alper [harry.alper@sierraclub.org]
Sent:	Wednesday, December 19, 2012 4:32 PM
To:	Westerhaus, Victoria
Cc:	Huddleston Leah
Subject:	Re: FW: Shareholder Proposal Deficiency Letter
Attachments:	Sierra Club KCPL Proof of Ownership.pdf

Ms. Westerhaus,

As requested, proof of ownership is attached.

I am also sending a hard copy of our proof of ownership to Mr. Terry Bassham at the corporate headquarters.

All the best,
Harry

On Mon, Dec 17, 2012 at 3:18 PM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,

As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,

Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150

T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

Please consider the environment before printing this e-mail.

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

charles SCHWAB

December 18, 2012

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X04702

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Leong,,

This letter is to confirm account transactions for Great Plains Energy Inc, CUSIP 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.05
07/08/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18

These 166 shares have been held continually in your account since their purchase up to, and including, the date of this letter.

Thank you for investing with Schwab. *We appreciate your business and look forward to serving you in the future.* If you have any questions, please call me or any Client Service Specialist at (877)561-1918X34782.

Sincerely,



Michael Apolinar
Sr Specialist -Resolution Team
PO Box 52114
Phoenix, AZ 85016-1215

Exhibit G

Westerhaus, Victoria

From:	Westerhaus, Victoria
Sent:	Wednesday, December 19, 2012 5:00 PM
To:	'Harry Alper'
Cc:	Huddleston Leah
Subject:	RE: FW: Shareholder Proposal Deficiency Letter

Mr. Alper,

Your proof of ownership is still defective. Please ask Schwab to put the information in this format:

As of November 20, 2012, [name of shareholder] held, and has held continuously for at least one year, 166 shares of Great Plains Energy Incorporated common stock.

Thanks,
Vicki Westerhaus

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Wednesday, December 19, 2012 4:32 PM
To: Westerhaus, Victoria
Cc: Huddleston Leah
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Ms. Westerhaus,

As requested, proof of ownership is attached.

I am also sending a hard copy of our proof of ownership to Mr. Terry Bassham at the corporate headquarters.

All the best,
Harry

On Mon, Dec 17, 2012 at 3:18 PM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,

As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,

Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org



STINSON MORRISON HECKER LLP

Victoria R. Westerhaus
816.691.2427 DIRECT
816.412.9363 DIRECT FAX
vwesterhaus@stinson.com

January 9, 2013

VIA ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated
Shareholder Proposal of Sierra Club
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Great Plains Energy Incorporated, a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal (the "Proposal") submitted by Harry Alper on behalf of the Sierra Club (the "Proponent"), on November 21, 2012, for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials").

Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2013 Proxy Materials. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

As discussed more fully below, we have advised the Company that the Proposal may be properly omitted from the 2013 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to demonstrate eligibility to submit a proposal; and

- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business.

THE PROPOSAL

The following is the text of the Proposal as submitted by the Proponent:

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electronic power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

> In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.
>
> In 2012 Ceres issued a report identifying efficiency as the least cost and last risk energy resource.
>
> Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.
>
> RESOLVED:
>
> Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.

A copy of the Proposal is attached to this letter as Exhibit A.

ANALYSIS

1. The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f)(1) Because the Proponent Failed to Demonstrate Eligibility to Submit a Proposal.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See Section C.1.c, Staff Legal Bulletin No. 14* (July 13, 2001). Further, the Staff recently clarified that these proof of ownership letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC. *See Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("SLB 14F").

The Company received the Proposal by overnight courier on November 21, 2012. The Proponent did not include verification of its stock ownership with its submission, but stated in the cover letter, "Our broker will deliver proof of share ownership in the next few days, and we will forward it to you by mail when it arrives." The Company also reviewed its stock records, which do not indicate that the Proponent is a record holder of Company shares.

By separate letter dated December 1, 2012 and sent by certified mail, the Proponent subsequently delivered a letter from Charles Schwab dated November 21, 2012 (the "First Schwab Letter," attached hereto as Exhibit B), which confirmed certain transactions in the Company's stock but did not specifically state that the securities had been held continuously for one year and also did not state that the Sierra Club was the beneficial owner of the shares referenced in the First Schwab Letter. Accordingly, by letter dated December 4, 2012 (the "Deficiency Notice), the Company notified the Proponent, within 14 days of the date the Company received the Proposal, of the eligibility requirements of Rule 14a-8(b), including the requirement that the Proponent provide a written statement from the record holder of the Company's shares pursuant to the guidance set forth in SLB 14F, and of the required time frame during which the Proponent must provide a response to the Deficiency Notice. The Deficiency Notice was delivered to the Proponent via overnight courier and electronic mail on December 5, 2012. A copy of the Deficiency Notice and delivery confirmation are attached hereto as Exhibit C.

The Proponent contacted Company counsel by electronic mail on December 17, 2012, acknowledging receipt of Company counsel's December 5, 2012, message forwarding a copy of the Deficiency Notice to Proponent by electronic mail (in addition to the Company letter sent by overnight courier to the Proponent). Proponent attached a copy of the First Schwab Letter and asked whether it met the proof of ownership requirements of the Commission. A copy of the December 17, 2012, message from Proponent is attached as Exhibit D.

Company counsel promptly responded to Proponent on the afternoon of December 17, 2012, attaching a copy of the Deficiency Notice and including in the body of the electronic mail message an excerpt from the Deficiency Notice outlining the deficiencies of the First Schwab Letter and showing the Staff's recommended format for verification of ownership under SLB 14F (see Exhibit E attached hereto).

On December 19, 2012, the Proponent sent to Company counsel, by electronic mail, a second letter from Charles Schwab dated December 18, 2012 (the "Second Schwab Letter," attached hereto as Exhibit F), which confirmed that the securities had been held continually since their dates of purchase; however, the Second Schwab Letter again failed to state that the Sierra Club was the beneficial owner of the shares. The Second Schwab Letter was addressed to Louis Barnes, Hamilton Leong and Deborah Sorondo, rather than the Sierra Club. The Company and its counsel called Proponent using the cell phone and office numbers listed in the transmittal letter for the Proposal and electronic mail correspondence and left messages for Proponent explaining that the Second Schwab Letter was also deficient because it did not name Sierra Club as the beneficial owner of the shares. Company counsel also sent an electronic mail message to the Proponent on December 19, 2012, regarding the deficiency (see Exhibit G attached hereto).

The Company has not received any further response to the Deficiency Notice. Thus, the Proponent has failed to demonstrate its ability to submit the Proposal because neither the First Schwab Letter nor the Second Schwab Letter verified, as the Company explicitly requested and as Rule 14a-8(b) requires, that the Proponent was the beneficial owner of the shares.

On numerous occasions, the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1). *See, e.g., Amazon.com, Inc.* (avail. Mar. 29, 2011) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Amazon.com's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); Union Pacific Corp. (avail. Jan. 29, 2010); Time Warner Inc. (avail. Feb. 19, 2009); Alcoa Inc. (avail. Feb. 18, 2009); Qwest Communications International, Inc. (avail. Feb. 28, 2008); Occidental Petroleum Corp. (avail. Nov. 21, 2007); General Motors Corp. (avail. Apr. 5, 2007); Yahoo! Inc. (avail. Mar. 29, 2007); CSK Auto Corp. (avail. Jan. 29, 2007); Motorola, Inc. (avail. Jan. 10, 2005); Johnson & Johnson (avail. Jan. 3, 2005); Agilent Technologies (avail. Nov. 19, 2004); Pfizer Inc. (avail. Jan. 16, 2004); Cap Rock Energy Corp. (avail. Aug. 4, 2003).

Because the deadline for responding to the Deficiency Notice has passed, any additional response submitted at this point would be untimely. Therefore, the Company believes that it may omit the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f)(1).

2. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Company's Ordinary Business.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to its "ordinary business operations." In *Staff Legal Bulletin No. 14E* ("SLB 14E"), the Staff set forth the framework it would use to evaluate proposals like the one submitted by the Proponent requesting that the Company evaluate and report on actions the Company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The Staff stated that for proposals related to risk assessment, it would "consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company," and in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). The Staff analyzes proposals asking for the preparation of a report pursuant to this same framework. The Staff further stated in SLB 14E that in cases in which a proposal's underlying subject matter transcends the day-to-day business matters of a company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. The Company believes that the Proposal is not sufficiently focused on a significant policy issue to preclude omission under Rule 14a-8(i)(7).

Exclusion of the Proposal from the 2013 Proxy Materials is consistent with the policies supporting the ordinary business exclusion. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff has consistently taken the position that proposals such as this, which seek an evaluation of risks or liabilities that a company faces with respect to ordinary business operations, are excludable under Rule 14a-8(i)(7). See, e.g., Sempra Energy (Jan. 12, 2012) (granting relief where the proposal sought a report on independent oversight of certain risks and an annual report to shareholders based on the independent review); The Boeing Company (Feb. 8, 2012) (permitting exclusion of proposal requesting that the board annually prepare a report disclosing its assessment of the financial, reputational and commercial effects of changes to tax laws and policies that pose risk to shareholder value); Home Depot, Inc. (Mar. 2, 2011) (granting relief where the proposal sought a report on risks related to decisions concerning the company's tax expenses and sources of financing); Great Plains Energy Incorporated (February 16, 2006) (granting relief where the proposal sought a report on the financial impact of a hypothetical tax related to carbon dioxide emissions); The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion); Pepco Holdings, Inc. (Feb. 18, 2011) (granting relief to an energy company where the proposal concerned the sale of particular types of solar energy products and services).

Because the Proposal concerns matters relating to the Company's ordinary business operations and does not focus on a significant policy issue, we believe the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (816) 691-2427 or vwesterhaus@stinson.com.

Sincerely,



Victoria R. Westerhaus

Enclosures

cc: Harry Alper, Organizer, Sierra Club, Missouri Chapter
Jaileah X. Huddleston, Assistant Secretary and Corporate Counsel Securities and Finance, Great Plains Energy Incorporated

Exhibit A


SIERRA
CLUB
FOUNDED 1892

November 20, 2012

To Whom It May Concern:

This letter serves as authorization for Harry Alper, Sierra Club Organizer, to represent the Sierra Club at Great Plains Energy's Annual Meeting of Shareholders on May 7, 2013. Mr. Alper is also authorized to introduce a shareholder resolution with Great Plains Energy on behalf of the Sierra Club, and he is authorized to vote the Sierra Club's proxy for the 240 shares of Great Plains Energy stock held by the Sierra Club.

If there are any questions, I can be reached at 415-977-5672.

Sincerely,



Louis Barnes
Assistant Treasurer and Chief Financial Executive, Sierra Club

85 Second Street, Second Floor San Francisco, CA 94105-3459 TEL: (415) 977-5500 FAX: (415) 977-5799 www.sierraclub.org

November 20, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

We are increasingly concerned about the Company's slow adoption of low cost and low risk efficiency resources, with the consequent adoption of higher risk resources that place the Company's operations and profitability at risk. Missouri ranks 43rd among states nationally in energy efficiency, and Ameren and KCP&L GMO have recently created MEEIA programs. Given this timely and important issue, we are filing a shareholder resolution with Great Plains Energy Incorporated.

We are authorized to file the enclosed resolution with Great Plains Energy Incorporated for inclusion in The Great Plains Energy Incorporated 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of the filer will attend the stockholder meeting to move the resolution as required.

Sierra Club has held at least $2,000 worth of Great Plains Energy Incorporated stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Our broker will deliver proof of share ownerhip in the next few days, and we will forward it to you by mail when it arrives.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

Expanding Energy Efficiency

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.

In 2012 Ceres issued a report identifying efficiency as the least cost and least risk energy resource.

Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.


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FROM: (PLEASE PRINT) PHONE (314) 644 1011
Missouri Sierra Club
7164 Manchester Ave
Maplewood MO 63143

TO: (PLEASE PRINT) PHONE (816) 556 2200
Great Plains Energy
PO Box 418679
Kansas City, MO 64141

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EP13F

A-4

Exhibit B

Dec 1, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

Enclosed is proof of ownership of at least $2,000 worth of Great Plains Energy Incorporated stock held continuously for over a year. We will hold the shares through the date of the 2013 stockholder meeting.

It is our intention in the resolution we have filed to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

charles SCHWAB

November 21, 2012

*** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918 Ext 34358

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Barnes,,

This letter is to confirm account transactions for Great Plains Energy Inc, Cusip 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.06
07/08/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18
02/27/12 Buy 74 shares of Great Plains Energy Inc for $1,544.45

As of the date of this letter, you still own all 240 shares.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 Ext 34358.

Sincerely,



Shannon Charlesworth
Service Operations & Support
PO Box 52114
Phoenix, AZ 85072

Missouri Sierra Club
7164 Manchester Ave
Maplewood MO 63143


7012 0470 0001 4595 6544
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Great Plains Energy
Attn: Mr. Terry Bassham
RE: Shareholder Resolution
PO Box 418679
Kansas City, MO 64141

64141967979



B-3

Exhibit C



December 4, 2012

OVERNIGHT – VIA FEDERAL EXPRESS

The Sierra Club, Missouri Chapter
c/o Mr. Harry Alper
7164 Manchester Avenue
Maplewood, MO 63143

Re: Shareholder Proposal Received November 21, 2012

Mr. Alper:

Great Plains Energy Incorporated (the "Company") acknowledges receipt of your letter dated November 20, 2012, submitting, on behalf of The Sierra Club, Missouri Chapter ("Sierra Club"), a proposal for inclusion in the proxy statement for the annual meeting of the Company's shareholders to be held in 2013. Your proposal requests that the Company prepare a report concerning actions the Company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. A copy of your letter is attached hereto as Exhibit A.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

The Sierra Club has not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that the Sierra Club is a registered holder of Company securities entitled to vote on the proposal. We were also unable to verify whether the Sierra Club's holdings meet the requirements set forth in Rule 14a-8(b)(1) because you have not provided proof that it has continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date you submitted the Submission.

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest. If you do not transmit your response and cure the procedural defect noted above within the Response Period, the Company intends to seek a no-action letter from the SEC under Rule 14a-8(j) to exclude the proposal in your Submission from the Company's proxy materials.

Sincerely,



Ellen E. Fairchild
Vice President, Chief Compliance Officer, and
Corporate Secretary

EXHIBIT A

November 20, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

We are increasingly concerned about the Company's slow adoption of low cost and low risk efficiency resources, with the consequent adoption of higher risk resources that place the Company's operations and profitability at risk. Missouri ranks 43rd among states nationally in energy efficiency, and Ameren and KCP&L GMO have recently created MEEIA programs. Given this timely and important issue, we are filing a shareholder resolution with Great Plains Energy Incorporated.

We are authorized to file the enclosed resolution with Great Plains Energy Incorporated for inclusion in The Great Plains Energy Incorporated 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (17 C.F.R.§240.14-a). A representative of the filer will attend the stockholder meeting to move the resolution as required.

Sierra Club has held at least $2,000 worth of Great Plains Energy Incorporated stock continuously for over a year and will hold the shares through the date of the 2013 stockholder meeting. Our broker will deliver proof of share ownerhip in the next few days, and we will forward it to you by mail when it arrives.

It is our intention in filing this resolution to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,



Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

Expanding Energy Efficiency

WHEREAS:

Navigant Consulting recently observed that, "the changes underway in the 21st century electric power sector create a level and complexity of risks that is perhaps unprecedented in the industry's history."

In 2008 the Brattle Group projected that the U.S. electric utility industry would need to invest capital at historic levels between 2010 and 2030 to replace aging infrastructure, deploy new technologies, and meet future consumer needs and government policy requirements. In all, Brattle predicted that total industry-wide capital expenditures from 2010 to 2030 would amount to between $1.5 trillion and $2.0 trillion.

In May 2011 a National Academy of Sciences report warned that the risk of dangerous climate change impacts is growing with every ton of greenhouse gases emitted into the atmosphere. The report also emphasized that, "the sooner that serious efforts to reduce greenhouse gas emissions proceed, the lower the risks posed by climate change, and the less pressure there will be to make larger, more rapid, and potentially more expensive reductions later."

The Tennessee Valley Authority's 2011 integrated resource plan, which employed a sophisticated approach to risk management, determined that the lowest-cost, lowest-risk strategies were the ones that diversified the Authority's resource portfolio by increasing investments in energy efficiency and renewable energy.

In October 2012 the American Council for an Energy Efficient Economy released a report ranking Missouri 43rd among all states in terms of energy efficiency performance.

A 2009 study by McKinsey & Company found that investments in energy efficiency could realistically cut U.S. energy consumption by 23% by 2020. These efficiency gains could save consumers nearly $700 billion.

In 2009 the Missouri General Assembly passed the Missouri Energy Efficiency Investment Act (MEEIA). In 2010 the Missouri Public Service Commission (PSC) interpreted MEEIA and issued final rules that remove financial disincentives for regulated utilities to invest in energy efficiency. The rules allow utilities to recover costs of efficiency investments and resulting lost revenue.

In 2012 both Ameren Missouri and Kansas City Power & Light Greater Missouri Operations received approval from the PSC for efficiency programs within the MEEIA framework, investing respectively $145 million and $40 million in efficiency demand side mechanisms over the next three years.

In 2012 Ceres issued a report identifying efficiency as the least cost and least risk energy resource.

Kansas City Power & Light has not reached an agreement with the PSC and other involved stakeholders to invest in energy efficiency within the MEEIA framework.

RESOLVED:

Shareholders request a report [reviewed by a board committee of independent directors] on actions the company is taking or could take to reduce risk throughout its energy portfolio by pursuing all cost effective demand side energy efficiency resources. The report should be provided by September 1, 2013 at a reasonable cost and omit proprietary information.



November 20, 2012

To Whom It May Concern:

This letter serves as authorization for Harry Alper, Sierra Club Organizer, to represent the Sierra Club at Great Plains Energy's Annual Meeting of Shareholders on May 7, 2013. Mr. Alper is also authorized to introduce a shareholder resolution with Great Plains Energy on behalf of the Sierra Club, and he is authorized to vote the Sierra Club's proxy for the 240 shares of Great Plains Energy stock held by the Sierra Club.

If there are any questions, I can be reached at 415-977-5672.

Sincerely,

Louis Barnes
Assistant Treasurer and Chief Financial Executive, Sierra Club

85 Second Street, Second Floor San Francisco, CA 94105-3459 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierraclub.org

Exhibit D

Westerhaus, Victoria

From: Harry Alper [harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter
Attachments: KCPL Proof of Ownership Letter.docx; KCPL Proof of Ownership.PDF

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,
Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:
Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116

(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

Dec 1, 2012

Terry Bassham
President and Chief Executive Officer
Great Plains Energy Incorporated
1200 Main Street
Kansas City, Missouri 64105

Dear Mr. Bassham:

Thank you for your consideration of the Sierra Club's concerns about the absence of a KCP&L MEEIA program to achieve residential and commercial energy efficiency savings.

Enclosed is proof of ownership of at least $2,000 worth of Great Plains Energy Incorporated stock held continuously for over a year. We will hold the shares through the date of the 2013 stockholder meeting.

It is our intention in the resolution we have filed to enter into dialogue to discuss the Company's goals and plans to achieve demand side energy efficiency, with the hope that we can reach an agreement that will allow us to withdraw this resolution.

We look forward to a constructive dialogue with you. You may contact Harry Alper to schedule a dialogue meeting or if you have any questions about this resolution. He can be reached at: (office) 314 644 1011, (cell) 617 974 1116, or by e-mail at harry.alper@sierraclub.org.

Sincerely,

Harry Alper
Organizer,
Sierra Club, Missouri Chapter
7164 Manchester Avenue
Maplewood, Missouri 63143

charles SCHWAB

November 21, 2012

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918 Ext
34358

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Barnes,,

This letter is to confirm account transactions for Great Plains Energy Inc, Cusip 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.05
07/08/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18
02/27/12 Buy 74 shares of Great Plains Energy Inc for $1,544.45

As of the date of this letter, you still own all 240 shares.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918 Ext 34358.

Sincerely,



Shannon Charlesworth
Service Operations & Support
PO Box 52114
Phoenix, AZ 85072

Exhibit E

Westerhaus, Victoria

From:	Westerhaus, Victoria
Sent:	Monday, December 17, 2012 3:19 PM
To:	'Harry Alper'
Cc:	'Huddleston Leah'
Subject:	RE: FW: Shareholder Proposal Deficiency Letter
Attachments:	SKMBT_36312120416520.pdf.pdf.pdf

Mr. Alper,

As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,
Vicki Westerhaus

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:
Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--

Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

Exhibit F

Westerhaus, Victoria

From: Harry Alper [harry.alper@sierraclub.org]
Sent: Wednesday, December 19, 2012 4:32 PM
To: Westerhaus, Victoria
Cc: Huddleston Leah
Subject: Re: FW: Shareholder Proposal Deficiency Letter
Attachments: Sierra Club KCPL Proof of Ownership.pdf

Ms. Westerhaus,

As requested, proof of ownership is attached.

I am also sending a hard copy of our proof of ownership to Mr. Terry Bassham at the corporate headquarters.

All the best,
Harry

On Mon, Dec 17, 2012 at 3:18 PM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,

As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,

Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150

T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

Please consider the environment before printing this e-mail.

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

charles SCHWAB

December 18, 2012

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: (877)561-1918X04702

Louis Barnes, Hamilton Leong, Deborah Sorondo
Attn: Lou Barnes
85 2nd St Fl 2
San Francisco, CA 94105

Dear Mr. Leong,,

This letter is to confirm account transactions for Great Plains Energy Inc, CUSIP 391164100. Our records reflect the following:

10/21/04 Buy 107 shares of Great Plains Energy Inc for $3,048.05
07/08/08 Buy 59 shares of Great Plains Energy Inc for $1,482.18

These 166 shares have been held continually in your account since their purchase up to, and including, the date of this letter.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at (877)561-1918X34782.

Sincerely,



Michael Apolinar
Sr Specialist -Resolution Team
PO Box 52114
Phoenix, AZ 85016-1215

Exhibit G

Westerhaus, Victoria

From: Westerhaus, Victoria
Sent: Wednesday, December 19, 2012 5:00 PM
To: 'Harry Alper'
Cc: Huddleston Leah
Subject: RE: FW: Shareholder Proposal Deficiency Letter

Mr. Alper,
Your proof of ownership is still defective. Please ask Schwab to put the information in this format:

As of November 20, 2012, [name of shareholder] held, and has held continuously for at least one year, 166 shares of Great Plains Energy Incorporated common stock.

Thanks,
Vicki Westerhaus

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Wednesday, December 19, 2012 4:32 PM
To: Westerhaus, Victoria
Cc: Huddleston Leah
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Ms. Westerhaus,

As requested, proof of ownership is attached.

I am also sending a hard copy of our proof of ownership to Mr. Terry Bassham at the corporate headquarters.

All the best,
Harry

On Mon, Dec 17, 2012 at 3:18 PM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,

As outlined in the attached December 4, 2012, letter previously sent to you by Great Plains Energy, the proof of ownership information you submitted to the company on December 1, which was received by the company on December 4, 2012, does not satisfy the Rule 14a-8 requirements. Here is an excerpt from the attached December 4, 2012, letter that Great Plains Energy sent to you outlining the proof of ownership requirements:

In connection with the Submission, you submitted a letter from Charles Schwab dated November 21, 2012 addressed to Mr. Lou Barnes. The letter indicates the dates of several purchases of the Company's securities, but does not specifically state that the securities have been continuously held for one year. Furthermore, there is no indication from Charles Schwab's letter that the Sierra Club is the beneficial owner of the shares referenced in the letter. In Staff Legal Bulletin No. 14F, Item C, the Staff recommends that proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"

To remedy this defect, the Sierra Club, or you acting as its proxy, must submit sufficient proof of ownership of Company securities by the Sierra Club. The Submission was post-marked November 20, 2012, so the proof of ownership statements submitted by the Sierra Club must cover the one year period from November 20, 2011 through November 20, 2012. Under Rule 14a-8(f), your response to this letter must be post-marked or electronically transmitted within fourteen calendar days from the date you receive this letter (the "Response Period"), December 19, 2012 at the latest.

Best regards,

Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

From: Harry Alper [mailto:harry.alper@sierraclub.org]
Sent: Monday, December 17, 2012 12:09 PM
To: Westerhaus, Victoria
Subject: Re: FW: Shareholder Proposal Deficiency Letter

Hi Ms. Westerhaus,

Thank you for contacting me about the Sierra Club's shareholder resolution with Kansas

On Dec 1st I sent the attached letter and proof of ownership by certified mail to KCP&L, with a confirmed arrival on Dec 4th.

Please let me know if this proof of ownership meets the requirements as set forth by the Securities and Exchange Commission.

All the best,

Harry Alper

On Wed, Dec 5, 2012 at 10:19 AM, Westerhaus, Victoria <VWesterhaus@stinson.com> wrote:

Mr. Alper,
On behalf of Great Plains Energy Incorporated, attached is a letter from Great Plains Energy requesting proper documentation of proof of ownership in connection with the shareholder proposal you submitted on behalf of the Sierra Club.
Sincerely,
Vicki Westerhaus

Victoria R. Westerhaus | Partner | Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900 | Kansas City, MO 64106-2150
T: 816.691.2427 | F: 816.412.9363 | M: 816.289.1811
vwesterhaus@stinson.com | www.stinson.com

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org

--
Harry Alper
Organizer, Missouri Sierra Club
(c) 617 974 1116
(o) 314 644 1011
harry.alper@sierraclub.org
www.missouri.sierraclub.org